Exhibit 12

American International Group, Inc.

Computation of Ratios of Earnings to Fixed Charges

	Nine Months		Three Months
	Ended		Ended
	September 30,		September 30,

(in millions, except ratios)	2004	2003	2004	2003

Income before income taxes, minority interest and cumulative effect of an accounting change	$12,638	$9,858	$3,958	$3,504
Less – Equity income (loss) of less than 50% owned persons	94	104	(13)	55
Add – Dividends from less than 50% owned persons	19	8	9	2

	12,563	9,762	3,980	3,451
Add – Fixed charges	4,709	4,268	1,629	1,432
Less – Capitalized interest	42	35	15	13

Income before income taxes, minority interest, cumulative effect of an accounting change and fixed charges	$17,230	$13,995	$5,594	$4,870

Fixed charges:
Interest costs	$4,573	$4,134	$1,584	$1,387
Rental expense*	136	134	45	45

Total fixed charges	$4,709	$4,268	$1,629	$1,432

Ratio of earnings to fixed charges	3.66	3.28	3.43	3.40

Secondary Ratio

Interest credited to GIC and GIA policy and contract holders	$3,089	$2,709	$1,071	$912
Total fixed charges excluding interest credited to GIC and GIA policy and contract holders	$1,620	$1,559	$558	$520

Secondary ratio of earnings to fixed charges	8.73	7.24	8.10	7.61

*	The proportion deemed representative of the interest factor.

The secondary ratio is disclosed for the convenience of fixed income investors and the rating agencies that serve them and is more comparable to the ratios disclosed by all issuers of fixed income securities. The secondary ratio removes interest credited to guaranteed investment contract (GIC) policyholders and guaranteed investment agreement (GIA) contractholders. Such expenses are also removed from income before income taxes, minority interest and cumulative effect of an accounting change used in this calculation. GICs and GIAs are entered into by AIG’s insurance subsidiaries, principally Sun America Life Insurance Company and AIG Financial Products Corp. and its subsidiaries, respectively. The proceeds from GICs and GIAs are invested in a diversified portfolio of securities, primarily investment grade bonds. The assets acquired yield rates greater than the rates on the related policyholders obligation or agreement, with the intent of earning operating income from the spread.